REFCO INC.
                           One World Financial Center
                           200 Liberty Street, Tower A
                            New York, New York 10281



                                                     August 5, 2005


VIA EDGAR AND FACSIMILE
-----------------------

Mr. Christian Windsor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20002

                   Re:    Refco Inc. - Registration Statement
                          on Form S-1 (No. 333-123969)
                          -----------------------------------

Dear Mr. Windsor:

           Refco Inc. (the "Company"), hereby respectfully requests that the effective date of the Company's Registration Statement on Form S-1 (File No. 333-123969) (the "Registration Statement") be accelerated so that it becomes effective at 4:00 p.m. (Eastern time) on August 10, 2005 or as soon thereafter as practicable.

           In connection with the filing of the Registration Statement, the Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company further acknowledges that staff comment or changes in response to staff comment in the disclosure in the Registration Statement may not be asserted in any defense in any proceeding which may be brought by any person. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

           I hereby confirm to you that the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the Registration Statement.

           Please call the undersigned at (212) 587-6035 to confirm such effectiveness and if you have any questions.



                                            Very truly yours,

                                            /s/  Dennis A. Klejna

                                            Dennis A. Klejna



cc:  Alexander D. Lynch, Esq.
     Weil, Gotshal & Manges LLP


























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